                                                                      EXHIBIT 12

                    GREATER BAY BANCORP REPORT ON FORM S-4
        STATEMENTS RE COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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
                                                      FOR THE SIX MONTHS
                                                        ENDED JUNE 30,            FOR THE YEARS ENDED DECEMBER 31,
                                                    -------------------   -----------------------------------------------------
(Dollars in Thousands)                                1998       1997       1997       1996       1995       1994       1993
---------------------                               --------    -------   ---------  ---------  ---------  ---------  ---------
Income before income taxes........................    10,042      9,119      17,475      9,852      7,880      7,075      5,084
Fixed charges:
  Interest expense................................    21,310     15,136      32,872     21,701     18,589     11,747     10,313
  Interest factor of rental expense...............       436        440         829        682        590        537        496
                                                    --------    -------   ---------  ---------  ---------  ---------  ---------
     Fixed charges................................    21,746     15,576      33,701     22,383     19,179     12,284     10,809
Less: interest expense on deposits................    18,260     14,080      30,639     21,220     17,743     11,365     10,284
                                                    --------    -------   ---------  ---------  ---------  ---------  ---------
  Net fixed charges...............................     3,486      1,496       3,062      1,163      1,436        919        525
                                                    --------    -------   ---------  ---------  ---------  ---------  ---------
Earnings, excluding interest on deposits..........    13,528     10,615      20,537     11,015      9,316      7,994      5,609
                                                    ========    =======   =========  =========  =========  =========  =========
Ratio of earnings, excluding interest on
 deposits, to net fixed charges(1)................      3.88       7.10        6.71       9.47       6.49       8.70      10.69

Earnings, including interest on deposits..........    31,788     24,695      51,176     32,235     27,059     19,359     15,893
Ratio of earnings, including interest on
 deposits, to fixed charges(2)....................      1.46       1.59        1.52       1.44       1.41       1.58       1.47
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(1) For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.
(2) For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.